UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2011

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No  x
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACIFICO, S.A.B. DE C.V.
ANNOUNCES RESOLUTIONS ADOPTED AT THE APRIL 27, 2011 ANNUAL GENERAL
ORDINARY SHAREHOLDERS’ MEETING

Guadalajara, Jalisco, Mexico, April 28, 2011 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) today announced that the following actions had taken place during the Company’s General Annual Shareholders’ Meeting held April 27, 2011:

I	The following reports were approved:

a)
The Chief Executive Officer’s report regarding the results of operations for the fiscal year ended December 31, 2010, in accordance with Article 44, Section XI of Mexican Securities Market Law and Section 172 of the Mexican General Corporations Law, together with the external auditor’s report on the financial statements of the Company and its subsidiaries.

b)	The Board of Directors’ opinion regarding the Chief Executive Officer’s report.

c)
The Board of Directors’ report pursuant to Article 172, clause b) of the Mexican General Corporations Law, which contains the Company’s critical accounting policies and criteria, as well as the information used to prepare the Company’s financial statements.

d)	The report on operations and activities in which the Board of Directors intervened during the fiscal year ended December 31, 2010, pursuant to the Mexican Securities Market Law.

e)	The annual report on the activities undertaken by the Audit and Corporate Practices Committee pursuant to Article 43 of the Mexican Securities Market Law.

f)	The report on the Company’s compliance with tax obligations for the fiscal year from January 1, 2009 to December 31, 2009.

For more information please visit: www.aeropuertosgap.com.mx or contact:

In Mexico	In the U.S.
Miguel Aliaga, Investor Relations Officer	Maria Barona /
Rodrigo Guzmán Perera, Chief Financial Officer	Pete Majeski
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications, Inc.
Tel: 01 (333) 880-1100 ext 216	Tel: 212 406-3691/3695
maliaga@aeropuertosgap.com.mx	gap@i-advize.com
Follow us on Twitter: www.twitter.com/aeropuertosGAP	www.twitter.com/iadvizeIR for updates

II
Approval of the financial statements of the Company and its subsidiaries, including the balance sheet, the income statement, the statement of changes in financial position, and the cash flow statement, with respect to the January 1, 2010 to December 31, 2010 fiscal year, and approval of the external auditor’s report regarding the above-mentioned financial statements.

III
Approval of the Company’s net income for the period ended December 31, 2010, which was Ps. 1,500,160,109.00 (ONE BILLION, FIVE HUNDRED MILLION, ONE HUNDRED SIXTY THOUSAND, ONE HUNDRED AND NINE PESOS), 5% (FIVE PERCENT) of this amount, or Ps. 75,008,005.00 (SEVENTY FIVE MILLION, EIGHT THOUSAND AND FIVE PESOS) be allocated towards increasing the Company’s legal reserves, with the remaining balance of Ps. 1,425,152,104.00 (ONE BILLION, FOUR HUNDRED TWENTY FIVE MILLION, ONE HUNDRED FIFTY TWO THOUSAND, ONE HUNDRED AND FOUR PESOS) allocated to the account for net income pending allocation.

IV
Approval of the use of a portion of net income pending application, which was Ps. 1,428,888,771.00 (ONE BILLION, FOUR HUNDRED TWENTY EIGHT MILLION, EIGHT HUNDRED EIGHTY EIGHT THOUSAND, SEVEN HUNDRED AND SEVENTY ONE PESOS), to declare a dividend of Ps. 1.9231 (ONE POINT NINE TWO THREE ONE PESOS) per each of the 540,782,400 outstanding shares, excluding the number of repurchased shares as per Article 56 of Mexican General Corporations Law.  The remaining net income pending application following the dividend payment will remain as net income pending application.  The dividend will be paid out in the following manner:

a)     $1.4424 (ONE POINT FOUR FOUR TWO FOUR PESOS) on or before May 31, 2011.

b)     $0.4807 (POINT FOUR EIGHT ZERO SEVEN PESOS) on or before November 30, 2011.

V	Approval of the repurchase of shares in the maximum amount approved by the July 22, 2010 Shareholder Meeting, and the cancellation of any amount not used for repurchases.

Likewise, Ps. 473,500,000.00 (FOUR HUNDRED AND SEVENTY THREE MILLION FIVE HUNDRED THOUSAND PESOS) was approved as the maximum amount to be allocated toward the repurchase of the Company’s shares or of credit instruments that represent these shares for the 12 months following April 27, 2011, in accordance with Article 56, Section IV of the Mexican Securities Market Law.

VI	The Strategic Partner’s report was received designating the proprietary and alternate board members that will represent Series BB shareholders:

Proprietary Guillermo Diaz de Rivera Alvarez Demetrio Ullastres Llorente Javier Marín San Andrés Rodrigo Marabini Ruiz	Alternate Jorge Sepúlveda García Carlos del Rio Carcaño María de los Reyes Escrig Teigeiro Vicente Grau Alonso

VII
The Nomination and Compensation Committee’s report regarding the nomination request from a minority shareholder for the designation of two Board Members was received. The Nomination and Compensation Committee made known that in accordance with the Company’s by-laws, the shareholder is only entitled to appoint a single Board Member.

VIII	Approval of the Nomination and Compensation Committee’s proposal of nominees to the Company’s Board of Directors as representatives of Series “B” shareholders:

José Manuel Rincón Gallardo Purón
Ernesto Vega Velasco
Francisco Glennie y Graue
León Falic
Carlos Bravo
Jaime Cortés Rocha

GRUPO MEXICO’s decision regarding which proposed board member will be appointed from the two that were proposed to the Nominations and Compensation Committee remains pending.

IX	The appointment of Mr. Guillermo Díaz de Rivera Alvarez as Chairman of the Company’s Board of Directors in accordance with Article 16 of the Company’s By-Laws was approved.

X	The compensation proposed by the Nomination and Compensation Committee for the Company’s Board of Directors was approved.

XI
The reelection of Mr. Francisco Glennie y Graue as a member of the Board of Directors on behalf of Series “B” shareholders so that he may continue to be a member of the Company’s Nomination and Compensation Committee in accordance with Article 29 of the Company’s By-Laws was approved.

XII	The Nomination and Compensation Committee’s proposal to designate Mr. José Manuel Rincón Gallardo Purón as President of the Audit and Corporate Practices Committee was approved.

XIII
The report complying with Article 29 of the Company’s by-laws disclosing transactions by related parties that were equal to or greater than US$ 3,000,000.00 (THREE MILLION U.S. DOLLARS), or its equivalent in Mexican pesos or other legal tender in circulation outside Mexico, if any, was delivered.

***

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis.  In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements.  These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results.  The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements.  Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements.  Such statements reflect the current views of management and are subject to a number of risks and uncertainties.  There is no guarantee that the expected events, trends or results will actually occur.  The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors.  Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01-800-563-0047. The web site is http://www.lineadenuncia.org/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

SIGNATURES

                        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: April 29, 2011